AVALON WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE

YEAR ENDED DECEMBER 31, 2019

AND REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2019____ AND ENDING____12/31/2019____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Wealth Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway, Suite 3000

                               (No. and Street)

Houston	TX	77019-7124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peggy E. Lebert   (713) 238-2058

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Melton & Melton, L.L.P.

                         (Name – *if individual, state last, first, middle name*)

6002 Rogerdale Road, Suite 200	Houston	TX	77072-1660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    [✓] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Chase Robison _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Wealth Management LLC _____ , as of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

Chief Financial Officer, FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON WEALTH MANAGEMENT LLC

TABLE OF CONTENTS


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avalon Wealth Management LLC (the "Company"), as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Avalon Wealth Management LLC as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Avalon Wealth Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission, (collectively referred to as the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Avalon Wealth Management LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melton & Melton LLP

We have served as Avalon Wealth Management LLC's auditor since 2013.
Houston, Texas
February 24, 2020

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	266,725
Receivables		28,484
Receivables - related party		602,004
Prepaid regulatory fees		44,314
Total assets	$	**941,527**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable - related party	$	15,932
State income taxes payable		13,000
Total liabilities		28,932

Commitments and Contingencies

Member's Equity — 912,595

Total liabilities and member's equity	$	**941,527**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2019

Revenues	$	3,002,227
Expenses:		
Employee compensation and benefits	$	1,138,020
Regulatory fees	$	58,980
General and administrative expenses	$	420,580
	$	1,617,580
Income before state income taxes	$	1,384,647
State Income Taxes	$	13,000
Net income	**$**	**1,371,647**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Balance, beginning of year	$	280,387
Distributions		(739,439)
Net income		1,371,647
Balance, end of year	$	**912,595**

(See Notes to Financial Statements)

AVALON WEALTH MANAGEMENT LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net income	$ 1,371,647
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables	(14,070)
Receivables - related party	(602,004)
Prepaid regulatory fees	(3,412)
Accounts payable - related party	(35,629)
State income taxes payable	511
Total adjustments	(654,604)
Net cash provided by operating activities	717,043
Cash Flows from Financing Activities:	
Distributions	(739,439)
Net cash used in financing activities	(739,439)
Net change in cash and cash equivalents	(22,396)
Cash and Cash Equivalents, beginning of year	289,121
Cash and Cash Equivalents, end of year	$ 266,725

(See Notes to Financial Statements)

NOTE 1 - DESCRIPTION OF THE COMPANY

Nature of Operations

Avalon Wealth Management LLC (the "Company") is a Delaware limited liability company formed on February 8, 2012, as a limited purpose noncarrying broker-dealer. The Company completed its registration with the Securities Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on January 14, 2013. Avalon Advisors, LLC ("AA") is the sole member of the Company. The Company is engaged in private placements of investment funds. The Company is also approved to serve as principal underwriter and distributor of unlisted, continuously offered, closed-end registered investment companies ("Closed-End Funds"). The Company does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

Revenue is measured and recognized based on the five-step process outlined in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Revenue from Contracts with Customers* (Topic 606). Revenue is determined based on the transaction price negotiated with the investment funds and/or the fund sponsors. While the Company's revenues are generally categorized as "placement fees," as they relate to the activities of the broker-dealer, these fees are derived from the sub-categories of fund-related fees as described as follows:

- Placement fees which are typically based upon a percentage of the value of the investor's committed or invested capital.
- Management fees, and incentive fee revenues, including carried interests, which are typically based upon a percentage of the value of the investor's invested capital in the underlying fund.

The performance obligation from placement fees is satisfied at the time an investment fund receives a commitment to invest from an investor introduced by the Company. The amount of fees received after the investment commitment is variably constrained due to factors outside of the Company's control, including market volatility and client behavior. Revenue is recognized when it is probable that a significant reversal will not occur that is generally each month or quarter-end as the investor account balance is resolved.

The Company may incur certain costs to obtain revenue contracts with its customers. These costs are expensed over the period of time that the services are expected to be provided to the customer.

The following table presents revenues by major source for the year ended December 31, 2019:

Management Fees	$	2,998,870
Placement Fees		0
Incentive Fees		3,357
Total	$	3,002,227

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include all time deposits, certificates of deposit, and all highly liquid investments with original maturities of three months or less.

Receivables

Receivables for fees are shown net of allowances and are written off when they are determined to be uncollectible. An allowance for doubtful accounts is estimated through an analysis of the aging of receivables, assessments of collectibility based on historical trends and other qualitative and quantitative factors, including the Company's relationship with the fund sponsor, the financial health of the fund sponsor, current economic conditions, and whether the account is closed or active. No allowance was considered necessary by management at December 31, 2019.

Income Taxes

The Company's taxable earnings are included in the federal income tax return of AA; therefore, any taxable earnings are passed through to AA's members and taxed depending on their individual tax situations. Accordingly, there is no provision for federal income taxes in the accompanying financial statements. The State of Texas has a gross margin tax that applies to the Company and is included in the consolidated state tax return filed by AA. State income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax is remitted to AA.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is subject to income tax examinations by the U.S. federal or state tax authorities for the tax years from 2016 through 2019. The Company reports tax-related interest and penalties in the provision for state income taxes. There were no tax-related interest or penalties in 2019.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Credit Risks

At December 31, 2019 and at various times throughout the year, the Company maintained cash balances in a financial institution in excess of federally insured limits.

Concentration Risks

The Company is engaged in various trading and brokerage activities in which counterparties primarily include fund sponsors, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Affiliated fund sponsors provided 76% of all commission fee income during 2019. At December 31, 2019, affiliated fund sponsors represent 95% of the Company's receivable balance. Management believes the Company's relationship with these fund sponsors is satisfactory.

NOTE 4 - RELATED-PARTY TRANSACTIONS

During 2019, the Company incurred $1,543,835 in expenses related to an expense sharing agreement the Company has with AA to provide personnel and administrative services on behalf of the Company. At December 31, 2019, the Company had $15,932 in payables to AA related to the reimbursement of direct expenses paid by AA on the Company's behalf. At December 31, 2019, the Company had $13,000 in payables related to state income taxes to be remitted by AA on behalf of the Company.

During 2019, the Company received $2,285,860 in commission fee income from fund sponsors that that have common ownership with AA. At December 31, 2019, the Company had $602,004 in receivables from these fund sponsors.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $237,793 which was $232,793 in excess of its required net capital of $5,000. The Company's net capital ratio was .12 to 1.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2020, the date the financial statements were available to be issued.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Computation of Net Capital:

Total ownership equity from Statement of Financial Condition			$	912,595
Deductions and/or charges:				
Prepaid regulatory fees	$	44,314		
Receivables	$	630,488		
Total non-allowable assets from Statement of Financial Condition:			$	674,802
Net Capital			$	237,793

Computation of Basic Net Capital Requirement:

Minimum net capital required		$	1,929
[1] Minimum dollar net capital requirement of reporting broker or dealer		$	5,000
Net capital requirement		$	5,000
Excess net capital		$	232,793
Net capital less greater of 10% of [2] or 120% of [1]		$	231,793

Computation of Aggregate Indebtedness:

Accounts payable, accrued liabilities, expenses and other	$	28,932		
Total A.I. liabilities from Statement of Financial Condition:			$	28,932
[2] Total aggregate indebtedness			$	28,932
Percentage of aggregate indebtedness to net capital				12.17%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				0.00%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

AVALON WEALTH MANAGEMENT LLC
COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.

AVALON WEALTH MANAGEMENT LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it is exempt from the provisions of Rule 15c3-3.



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avalon Wealth Management LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5(d)(2), in which (1) Avalon Wealth Management LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avalon Wealth Management LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Avalon Wealth Management LLC stated that Avalon Wealth Management LLC met the identified exemption provisions throughout the most recent year without exception. Avalon Wealth Management LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avalon Wealth Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melton & Melton LLP

Houston, Texas
February 24, 2020



AVALON
WEALTH MANAGEMENT

Exemption Report Pursuant to SEC Rule 17a-5(d)(2)

I, Chase Robison, Chief Financial Officer and FINOP of Avalon Wealth Management LLC ("AWM"), hereby state and report, to the best of my knowledge and belief, as follows:

1. Securities and Exchange Commission ("SEC") Rule 15c3-3 (17 C.F.R.§240.15c3-3), adopted by the SEC pursuant to the Securities Exchange Act of 1934, as amended, is entitled "Customer protection—reserves and custody of securities" and requires broker-dealers that carry customer funds and securities to adhere to certain custody, control, and reserve requirements.

2. AWM is exempt from the provisions of Rule 15c3-3 pursuant to the exemption in paragraph (k)(2)(i) of the Rule and met the exemption provisions throughout calendar year 2019, without exception, because it did not:

    (a)   Carry customer accounts of any kind;

    (b)   Receive customer funds or securities; or

    (c)   Otherwise hold funds or securities for, or owe money or securities to, customers.

3. If AWM ever comes into possession of customer funds or securities, it will continue to follow AWM's procedures and IMMEDIATELY turn them over to the Chief Compliance Officer for logging and determination of disposition, either by returning to the owner or forwarding to the appropriate party (bank, issuer, escrow account, etc.).

Avalon Wealth Management LLC

By: _____

Chase Robison, Chief Financial Officer and FINOP

Date: February 24, 2020



MELTON & MELTON, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED UPON PROCEDURES**

To the Member of
Avalon Wealth Management LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Avalon Wealth Management LLC (Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melton & Melton LLP

Houston, Texas
February 24, 2020



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
12*12*******2316*******************MIXED AADC 220
69066   FINRA    DEC
AVALON WEALTH MANAGEMENT LLC
2929 ALLEN PKWY STE 3000
HOUSTON, TX 77019-7124
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peggy E. Lebert (713) 238-2058

2. A. General Assessment (item 2e from page 2) — $ 4,503

   B. Less payment made with SIPC-6 filed (exclude interest) — (1,468)

   August 6, 2019
   _____
   Date Paid

   C. Less prior overpayment applied — (0)

   D. Assessment balance due or (overpayment) — 0

   E. Interest computed on late payment (see instruction E) for __0__ days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ 3,035

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐ $ 3,035
   Total (must be same as F above)

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   N/A

   N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avalon Wealth Management LLC
_____
(Name of Corporation, Partnership or other organization)

Peggy E. Lebert
_____
(Authorized Signature)

Dated the **21** day of **February**, 20**20**.

Peggy E. Lebert, Chief Compliance Officer
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $3,002,227

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — --

(2) Net loss from principal transactions in securities in trading accounts. — --

(3) Net loss from principal transactions in commodities in trading accounts. — --

(4) Interest and dividend expense deducted in determining item 2a. — --

(5) Net loss from management of or participation in the underwriting or distribution of securities. — --

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — --

(7) Net loss from securities in investment accounts. — --

Total additions — --

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — --

(2) Revenues from commodity transactions. — --

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — --

(4) Reimbursements for postage in connection with proxy solicitation. — --

(5) Net gain from securities in investment accounts. — --

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — --

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — --

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

   N/A — --

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ --

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). — $ --

   Enter the greater of line (i) or (ii) — --

   Total deductions — --

2d. SIPC Net Operating Revenues — $3,002,227

2e. General Assessment @ .0015 — $ 4,503

(to page 1. line 2.A.)

2